DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/20/2006

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,395,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.55%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

421,600

8. SHARED VOTING POWER

46,900

9. SOLE DISPOSITIVE POWER

989,100
_________________________________________________________

10. SHARED DISPOSITIVE POWER
406,400

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,395,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.55%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

406,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
406,400

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

406,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.6%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of ACM Managed Income Fund, Inc. ("AMF").The principal executive offices of AMF are located at 800 Scudders Mill Road, Plainsboro,
NJ 08536.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of the issuer have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the issuer's shares are undervalued and may communicate its views to management.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed 2/28/06 there were 25,300,262 shares of AMF outstanding as of 1/27/06. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,395,500 shares of AMF or 5.55% of the outstanding shares.


Power to dispose of securities resides solely with Mr.
Goldstein for 989,100 shares. Power to vote securities resides solely with Mr. Goldstein for 421,600 shares and jointly for 46,900 shares. Power to dispose of securities resides jointly with Mr. Dakos and Mr. Goldstein for 406,400 shares. Power to vote securities resides solely with Mr. Dakos for 406,400 shares.

  c) During the past 60 days the following shares of AMF were purchased (there were no sales):

DATE        # SHARES BOT PRICE
3/30/2006   15300      $                    3.48
3/29/2006   10000      $                    3.49
3/29/2006   5600       $                    3.49
3/28/2006   3000       $                    3.48
3/28/2006   7000       $                    3.48
3/28/2006   5000       $                    3.48
3/28/2006   35000      $                    3.48
3/28/2006   10000      $                    3.49
3/24/2006   1100       $                    3.49
3/23/2006   1000       $                    3.47
3/21/2006   10000      $                    3.50
3/21/2006   3500       $                    3.49
3/21/2006   5000       $                    3.50
3/21/2006   5000       $                    3.50
3/17/2006   10000      $                    3.49
3/17/2006   5800       $                    3.48
3/17/2006   5000       $                    3.49
3/17/2006   5000       $                    3.49
3/17/2006   5000       $                    3.49
3/16/2006   9000       $                    3.48
3/15/2006   600        $                    3.46
3/14/2006   6600       $                    3.46
3/13/2006   5000       $                    3.46
3/13/2006   5000       $                    3.47
3/13/2006   5000       $                    3.47
3/13/2006   5000       $                    3.47
3/10/2006   5000       $                    3.47
3/8/2006    4900       $                    3.46
3/7/2006    14500      $                    3.47
3/7/2006    5000       $                    3.47
3/6/2006    5000       $                    3.50
3/6/2006    5000       $                    3.50
3/6/2006    1900       $                    3.50
3/1/2006    4400       $                    3.53
3/1/2006    600        $                    3.52
3/1/2006    2100       $                    3.52
2/27/2006   1100       $                    3.50
2/24/2006   7400       $                    3.49
2/24/2006   3600       $                    3.50
2/24/2006   1400       $                    3.50
2/23/2006   9000       $                    3.49
2/23/2006   13300      $                    3.49
2/23/2006   5000       $                    3.50
2/22/2006   12400      $                    3.49
2/22/2006   3900       $                    3.49
2/22/2006   2900       $                    3.49
2/21/2006   10900      $                    3.49
2/17/2006   25300      $                    3.49
2/16/2006   14800      $                    3.49
2/13/2006   10000      $                    3.49
2/13/2006   3500       $                    3.49
2/8/2006    8500       $                    3.50
2/7/2006    15100      $                    3.50
2/7/2006    5000       $                    3.50
2/7/2006    5000       $                    3.50
2/6/2006    17000      $                    3.48
2/3/2006    108000     $                    3.47
2/3/2006    27100      $                    3.47
2/3/2006    60000      $                    3.47
2/3/2006    80000      $                    3.47
2/3/2006    28000      $                    3.47
2/3/2006    200000     $                    3.47
2/3/2006    10000      $                    3.48
2/3/2006    5000       $                    3.47
2/3/2006    5000       $                    3.48
2/3/2006    5000       $                    3.48




  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/30/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of AMF.

Dated: 3/30/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos